UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.    )*

Genetron Holdings Limited
(Name of Issuer)

Ordinary share, par value $0.00002, represented by American Depositary Shares
(Title of Class of Securities)

37186H100
(CUSIP Number)

Hongbo Lu

Vivo Capital LLC

192 Lytton Avenue

Palo Alto, CA 94301

Telephone: (650) 688-0818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Entity’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37186H100

(1)	Names of Reporting Entities Vivo Capital IX, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 28,574,300 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 28,574,300 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each Reporting Entity 28,574,300 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.0% (2)
(14)	Type of Reporting Entity (see instructions) OO

(1)	The number represents 28,574,300 ordinary shares, par value $0.00002 per share (the “Ordinary Shares”) of Genetron Holdings Limited (the “Issuer”), which are represented by 5,714,860 American Depositary Shares (“ADSs”). The securities are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.

(2)	Based on 474,365,720 Ordinary Shares issued and outstanding as of August 19, 2023, as disclosed in the Merger Agreement (as defined and described below).

CUSIP No. 37186H100

(1)	Names of Reporting Entities Vivo Capital Fund IX, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 28,574,300 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 28,574,300 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each Reporting Entity 28,574,300 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.0% (2)
(14)	Type of Reporting Entity (see instructions) PN

(1)	The number represents 28,574,300 Ordinary Shares of the Issuer, which are represented by 5,714,860 ADSs. The securities are held of record by Vivo Capital Fund IX, L.P.

(2)	Based on 474,365,720 Ordinary Shares issued and outstanding as of August 19, 2023, as disclosed in the Merger Agreement.

CUSIP No. 37186H100

(1)	Names of Reporting Entities Vivo Opportunity, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,125,000 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,125,000 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each Reporting Entity 3,125,000 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.7% (2)
(14)	Type of Reporting Entity (see instructions) OO

(1)	The number represents 3,125,000 Ordinary Shares of the Issuer, which are represented by 625,000 ADSs. The securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

(2)	Based on 474,365,720 Ordinary Shares issued and outstanding as of August 19, 2023, as disclosed in the Merger Agreement (as defined and described below).

CUSIP No. 37186H100

(1)	Names of Reporting Entities Vivo Opportunity Fund Holdings, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,125,000 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,125,000 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each Reporting Entity 3,125,000 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.7% (2)
(14)	Type of Reporting Entity (see instructions) PN

(1)	The number represents 3,125,000 Ordinary Shares of the Issuer, which are represented by 625,000 ADSs. The securities are held of record by Vivo Opportunity Fund Holdings, L.P.

(2)	Based on 474,365,720 Ordinary Shares issued and outstanding as of August 19, 2023, as disclosed in the Merger Agreement (as defined and described below).

CUSIP No. 37186H100

(1)	Names of Reporting Entities Vivo Asia Opportunity, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 8,921,570 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 8,921,570 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each Reporting Entity 8,921,570 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.9% (2)
(14)	Type of Reporting Entity (see instructions) OO

(1)	The number represents 8,921,570 Ordinary Shares of the Issuer, which are represented by 1,784,314 ADSs. The securities are held of record by Vivo Asia Opportunity Fund Holdings, L.P. Vivo Asia Opportunity, LLC is the general partner of Vivo Asia Opportunity Fund Holdings, L.P.

(2)	Based on 474,365,720 Ordinary Shares issued and outstanding as of August 19, 2023, as disclosed in the Merger Agreement (as defined and described below).

CUSIP No. 37186H100

(1)	Names of Reporting Entities Vivo Asia Opportunity Fund Holdings, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 8,921,570 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 8,921,570 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each Reporting Entity 8,921,570 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.9% (2)
(14)	Type of Reporting Entity (see instructions) PN

(1)	The number represents 8,921,570 Ordinary Shares of the Issuer, which are represented by 1,784,314 ADSs. The securities are held of record by Vivo Asia Opportunity Fund Holdings, L.P.

(2)	Based on 474,365,720 Ordinary Shares issued and outstanding as of August 19, 2023, as disclosed in the Merger Agreement (as defined and described below).

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Ordinary Shares, par value $0.00002 (the “Ordinary Shares”), represented by American Depositary Shares (the “ADSs”), each of which represents five Ordinary Shares, of Genetron Holdings Limited (the “Issuer” or the “Company”). The address of the Issuer’s principal executive office is 1-2/F, Building 11, Zone 1, No.8 Life Science Parkway, Changping District, Beijing, 102206, People’s Republic of China. The Issuer plans to implement a change of the ratio of its ADSs to Ordinary Shares from one (1) ADS representing five (5) Ordinary Shares to one (1) ADS representing fifteen (15) Ordinary Shares on or about October 26, 2023 (such change, the “ADS Ratio Change”).

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of the following persons (each a “Reporting Person”):

(i)	Vivo Capital IX, LLC, a Delaware limited liability company.
(ii)	Vivo Capital Fund IX, L.P., a Delaware limited partnership. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.
(iii)	Vivo Opportunity, LLC, a Delaware limited liability company.
(iv)	Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
(v)	Vivo Asia Opportunity, LLC, a Cayman Islands limited liability company.
(vi)	Vivo Asia Opportunity Fund Holdings, L.P., a Cayman Islands limited partnership. Vivo Asia Opportunity, LLC is the general partner of Vivo Asia Opportunity Fund Holdings, L.P.

The address of the principal business office of the Reporting Persons is 192 Lytton Avenue, Palo Alto, CA 94301.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Item 4 of this statement is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Merger Agreement and Rollover Agreement

On October 11, 2023, the Issuer entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with New Genetron Holding Limited (“Parent”) and Genetron New Co Limited (“Merger Sub”), a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving entity and becoming a wholly-owned subsidiary of Parent (the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Ordinary Share of the Issuer issued, outstanding and not represented by an ADS of the Issuer immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement), will be cancelled and cease to exist, in exchange for the right to receive US$0.272 in cash per Share without interest (the “Per Share Merger Consideration”), and each ADS, issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares, together with each Share represented by such ADS, will be cancelled and cease to exist, in exchange for the right to receive US$1.36 in cash per ADS (or US$4.08 in cash per ADS after the ADS Ratio Change) without interest (less applicable fees, charges and expenses payable by ADS holders, and such consideration, together with the Per Share Merger Consideration, the “Merger Consideration”).

Concurrently with the execution of the Merger Agreement, certain shareholders of the Issuer, including Vivo Capital Fund IX, L.P. (collectively, the “Rollover Shareholders”) entered into a rollover and support agreement with Parent (the “Rollover Agreement”), pursuant to which the Rollover Shareholders have agreed to vote all the Shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement and to have certain Shares of the Rollover Shareholders cancelled at the Effective Time for no cash consideration from the Issuer in exchange for certain equity interests of Parent.

The Merger, which is currently expected to close during the first quarter of 2024, is subject to customary closing conditions, including, among others, (i) that the Merger Agreement shall be authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the Shares present and voting in person or by proxy at an extraordinary general meeting of the Issuer’s shareholders, (ii) that the aggregate amount of Dissenting Shares shall be less than 15% of the total outstanding Shares immediately prior to the Effective Time, and (iii) certain regulatory approvals, including the ODI Approval (as defined in the Merger Agreement) for certain Consortium members in China. Members of the Consortium and the other Rollover Shareholders beneficially own Shares representing approximately 59.7% of the total Shares issued and outstanding as of March 31, 2023. If completed, the Merger will result in the Issuer becoming a privately-held company and its ADSs will no longer be listed on the Nasdaq Global Market.

The foregoing descriptions of the Merger Agreement and Rollover Agreement do not purport to be complete and are filed herewith as Exhibits 99.2 and 99.3, respectively, and are incorporated by reference in their entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The information set forth in rows 7 through 13 of the cover pages and Item 4 of this Schedule 13D is incorporated by reference into this Item 5.

The percent of class was calculated based upon 474,365,720 Ordinary Shares issued and outstanding as of August 19, 2023, as disclosed in the Merger Agreement.

Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P., and may be deemed to beneficially own the ADSs held directly by Vivo Capital Fund IX, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P., and may be deemed to beneficially own the ADSs held directly by Vivo Opportunity Fund Holdings, L.P. Vivo Asia Opportunity, LLC is the general partner of Vivo Asia Opportunity Fund Holdings, L.P., and may be deemed to beneficially own the ADSs held directly by Vivo Asia Opportunity Fund Holdings, L.P.

(c) None of the Reporting Persons has effected any transaction of the Issuer’s Ordinary Shares or ADSs in the last 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement (filed herewith)

99.2	Agreement and Plan of Merger, dated as of October 11, 2023 (incorporated by reference to Exhibit 99.2 to the Issuer’s Report on Form 6-K, filed with the Securities and Exchange Commission on October 11, 2023).

99.3	Rollover and Support Agreement, dated as of October 11, 2023 (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2023

VIVO CAPITAL FUND IX, L.P.

By:	Vivo Capital IX, LLC

/s/ Hongbo Lu
Name:	Hongbo Lu
Title:	Managing Member

VIVO CAPITAL IX, LLC

/s/ Hongbo Lu
Name:	Hongbo Lu
Title:	Managing Member

VIVO OPPORTUNITY FUND HOLDINGS, L.P,

By:	Vivo Opportunity, LLC

/s/ Hongbo Lu
Name:	Hongbo Lu
Title:	Managing Member

VIVO OPPORTUNITY, LLC

/s/ Hongbo Lu
Name:	Hongbo Lu
Title:	Managing Member

VIVO ASIA OPPORTUNITY FUND HOLDINGS, L.P.

By:	Vivo Asia Opportunity, LLC

/s/ Hongbo Lu
Name:	Hongbo Lu
Title:	Managing Member

VIVO ASIA OPPORTUNITY, LLC

/s/ Hongbo Lu
Name:	Hongbo Lu
Title:	Managing Member